Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On August 5, 2025, at 3:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The majority of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Once the meeting started, the Board members examined the financial statements for the period from January to June 2025, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee's Report; (ii) a favorable opinion of the Supervisory Council; and (iii) an unqualified report of the Independent Auditors.

Following due consideration, the Board members concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. - Brasil, Bolsa, Balcão, the U.S. Securities and Exchange Commission (SEC), and the New York Stock Exchange (NYSE).

Subsequently, the Board members resolved on the payment of interest on capital to stockholders, "ad referendum" of the General Stockholders' Meeting, and in accordance with sub item 6.8, X of the Company's Bylaws and Stockholder Remuneration Policy, in the amount of R$ 0.3634 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.30889 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made on August 29, 2025. Interest will be recorded as credit to the specific account on August 27, 2025, based on the final stockholding position recorded on August 18, 2025, with their shares traded ex-rights starting August 19, 2025.

Additionally, the Board members approved the payment, to be made on August 29, 2025 as well, of interest on capital declared by the Board of Directors on May 29, 2025, in the gross amount of R$ 0.3341 per share (net amount of R$ 0.283985 per share).

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), August 5, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino – Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

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